EXHIBIT 99.2

Indian GAAP Press Release

Infosys Technologies Limited - Financial Release March 31, 2006

Revenues to grow 29 - 31% in fiscal 2007

In fiscal 2006, revenues reached $ 2.15 billion ; YoY growth of 35%

Bangalore , India - April 14, 2006

Highlights

Consolidated results for the quarter ended March 31, 2006

  Income was Rs. 2,624 crore for the fourth quarter ended March 31, 2006; YoY growth was 32.1%
  Net profit after tax before exceptional item was Rs. 673 crore for the fourth quarter ended March 31, 2006; YoY growth was 31.2%
  Earnings per share before exceptional item increased to Rs. 24.45 from Rs. 19.01 for the corresponding quarter in the previous year; YoY growth was 28.6%

Consolidated results for the year ended March 31, 2006

  Income was Rs. 9,521 crore for the year ended March 31, 2006; YoY growth was 33.5%
  Net profit after tax before exceptional item was Rs. 2,458 crore for the year ended March 31, 2006; YoY growth was 33.2%
  Earnings per share before exceptional item increased to Rs. 90.06 from Rs. 68.79 in the previous year; YoY growth was 30.9%

Others

  38 new clients were added during the quarter by Infosys and subsidiaries. 9 clients contribute more than $ 50 million each in annual revenues
  Gross addition of 5,170 employees (net 3,293) for the quarter and 22,868 employees (net 15,965) for the year by Infosys and subsidiaries
  52,715 employees as on March 31, 2006 for Infosys and subsidiaries
  The Board of Directors recommended a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders
  The Board of Directors recommended a Silver Jubilee special dividend of Rs. 30.00 per share (600% on par value of Rs. 5 per share)
  The Board also recommended a final dividend of Rs. 8.50 per share (170% on par value of Rs. 5 per share) for fiscal 2006

"This has been a happy, intense, rewarding and exhilarating journey of 25 years ," said N. R. Narayana Murthy, Chairman and Chief Mentor. "Infosys has created a team of high performers who have consistently demonstrated their ability to build the company of the future."

"It took us 23 years to reach the first billion dollars in revenues while we reached the next billion dollars in revenues in 23 months ," said Nandan M. Nilekani, CEO, President and Managing Director. " The global IT services industry is showing signs of stronger growth and Infosys is well poised to take advantage. "

Business outlook

The company's outlook (consolidated) for the quarter ending June 30, 2006 and the fiscal year ending March 31, 2007, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated

Quarter ending June 30, 2006*

  Income is expected to be in the range of Rs. 2,793 crore and Rs. 2,816 crore; YoY growth of 34.8% - 35.9%
  Earnings per share are expected to be between Rs. 24.76 and Rs. 25.20; YoY growth of 26.1% - 28.4%

Fiscal year ending March 31, 2007*

  Income is expected to be in the range of Rs. 12,254 crore and Rs. 12,446 crore; YoY growth of 28.7% - 30.7%
  Earnings per share are expected to be between Rs. 113.85 and Rs. 115.61; YoY growth of 26.4% - 28.4%

* conversion 1 US$ = Rs. 44.48

Outlook under US GAAP

Quarter ending June 30, 2006

  Consolidated revenues are expected to be in the range of $ 628 million and $ 633 million; YoY growth of 31.9% - 33.0%
  Consolidated earnings per American Depositary Share are expected to be between $ 0.56 and $ 0.57; YoY growth of 24.4% - 26.7%

Fiscal year ending March 31, 2007

  Consolidated revenues are expected to be in the range of $ 2.76 billion and $ 2.80 billion; YoY growth of 28.0% - 30.0%
  Consolidated earnings per American Depositary Share are expected to be between $ 2.57 and $ 2.61; YoY growth of 26.0% - 27.9%

"We have built a portfolio of integrated services that has enabled us to meet the increasingly complex demands of our clients, " said S. Gopalakrishnan, Member of the Board and COO . " Our clients have responded enthusiastically to our "One Infy" service offering. Today, we have nine clients contributing over $ 50 million in annual revenues."

Bonus issue of shares

The Board of Directors at its meeting held on April 14, 2006, recommended an issue of bonus shares (stock dividend) on the company's equity shares in the ratio of 1:1, i.e. one additional equity shares for every one existing equity share held by the members on a record date to be fixed by the Board, by capitalizing a part of the reserves.

Consequently, the Board of Directors recommended a stock dividend on the company's American Depositary Shares (ADSs) in the ratio of two for one, i.e. one additional ADS for every one existing ADS held by the holders of the ADSs as on a record date to be fixed by the Board.

As the bonus issue of shares is subject to approval of the shareholders, the same is not reflected in the financial statements for the quarter, half-year and year ended March 31, 2006.

Dividend declaration

The Board of Directors recommended a Silver Jubilee special dividend of Rs. 30 per share (600% on par value of Rs. 5 per share) amounting to Rs. 827 crore. The Board also recommended a final dividend of Rs. 8.50 per share (170% on par value of Rs. 5 per share) for fiscal 2006 amounting to Rs. 234 crore. These recommendations of the Board are subject to the approval of the shareholders at the Annual General Meeting to be held on June 10, 2006.

Including the interim dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) amounting to Rs. 177 crore, the total dividend recommended for the year is Rs. 45.00 per share (900% on par value of Rs. 5 per share), amounting to Rs. 1,238 crore. The register of members and share transfer books will remain closed from May 27, 2006 to June 10, 2006, both days inclusive.

Expansion of services and significant projects

Infosys and Progeon began a large, long-term business process outsourcing engagement in the master data management, customer data integration and product information management for a leading global consumer electronics brand.

Infosys commenced a consulting engagement on Customer Data Integration for a leading hi-tech company and developed a scalable, high performance system for a leading software vendor in line with its product licensing and pricing strategy.

Further, Infosys successfully re-defined the business intelligence landscape for a consumer electronics major on SAP Business Warehouse platform. The engagement was executed using Infosys' pioneering Global Delivery Model and deployed a range of Infosys services including technical architecture, consulting, change management, development and validation services.

In the Banking & Capital Markets space, Infosys is working with a large auto finance major to develop a loans origination platform, which will help the client achieve a high degree of business process configurability for increased customer satisfaction. One of the oldest and largest American private wealth management organization has engaged Infosys to build a core enterprise data warehouse to gain a unified view of its customers for improved reporting and business intelligence. A $50 billion US banking institution, offering a broad array of financial services including retail and corporate banking, has sought Infosys' expertise to analyze and identify an implementation roadmap for its consumer lending operations. The initiative will help the client achieve significant operating efficiencies.

Infosys is working with a large private big-box general merchandise retailer in the US, developing and maintaining IT systems for its core functions such as corporate finance and HR, payroll, retail inventory and store operations. In another strategic sourcing initiative, Infosys is partnering with a leading US hardware co-operative with international operations in 70 countries. The long-term IT partnership spans consulting, business application and system integration services and will enable the company to compete more effectively.

Infosys expanded its footprint in Europe, securing new client engagements in a variety of industries. During the quarter, Infosys worked closely with companies in the manufacturing industry, including a global provider of specialized products and engineering solutions and a global leader in security inks for banknotes and value documents.

"We have built a scalable delivery engine," said S. D. Shibulal, Member of the Board and Head - Worldwide Customer Sales & Delivery. "Our focus on enhancing skills and domain expertise across the organization is yielding results. We continue to invest substantially in systems and processes to leverage our capabilities and provide superior services."

Certifications for effective service delivery

Infosys' Shanghai Development Center was awarded the BS7799 certification, the globally recognized standard for information security and overall security management. The certification is a reassurance of global standards of security and quality to Infosys' customers worldwide.

The Infrastructure Services unit at Infosys has been recommended for ISO 20000-1:2002, the only worldwide certification aimed at IT Service Management. On certification, Infosys will be one of the first organizations globally to be certified on this standard, which describes an integrated set of management processes for effective service delivery to the business and its customers.

Finacle®

Finacle ®, Infosys' universal banking solution, continued to forge ahead in Asia, Europe and Latin America. Among the top wins were Banco Continental De Panama (BCP), headquartered in Panama and ranked among the global top 1000 banks, which selected Finacle ® universal banking solution, CRM, e-banking and alert solutions.

In addition, Finacle ® was successfully rolled out at a number of major Indian banks.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 285 crore during the quarter to Rs. 4,709 crore, after incurring capital expenditure of Rs. 275 crore. Operating cash flows for the quarter ended March 31, 2006 were Rs. 359 crore (Rs. 283 crore for the quarter ended March 31, 2005).

"We have created a robust financial model which has consistently enabled us to meet the challenges of growth and profitability while also meeting our stakeholder expectations," said T. V. Mohandas Pai, Member of the Board and CFO. "Our risk management policies along with our strong financial controls and investments in the business have supported a high quality growth engine."

"We continue to be liquid with cash and cash equivalents exceeding $ 1 billion after capex of a quarter billion dollars during the year," said V. Balakrishnan, Senior Vice President - Finance and Company Secretary.

Board changes

The Board of Directors, at its meeting held on April 14, 2006, appointed Prof. Jeffrey Sean Lehman as an Additional Director of the company with immediate effect. He will hold office up to the date of the next Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders.

Prof. Lehman is a Professor of Law and a former President at Cornell University. He is spending the current year as a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington, D.C., and as the President of the Joint Center for China-U.S. Law & Policy Studies at Peking University and Beijing Foreign Studies University.

Welcoming Prof. Lehman, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said, "It is a big honor for us to have Prof. Lehman on our Board. I am delighted to welcome him to our Board."

Senior management changes

Mr. T. V. Mohandas Pai, Member of the Board and CFO, will be giving up his position as CFO from April 30, 2006. Mr. V. Balakrishnan, currently Senior Vice President - Finance and Company Secretary, will take over as CFO from May 1, 2006. Mr. Pai will continue to be a member of the Board and will be responsible for Human Resources Development (HRD), Education & Research (E&R), and Administration.

N. R. Narayana Murthy, Chairman and Chief Mentor said, "Mohan, one of the finest finance professionals of the country, has been responsible for several pioneering initiatives in finance at Infosys including the NASDAQ listings. He has led his team in setting new standards in financial reporting, corporate governance and compliance. A multi-faceted personality and a top performer, he has created and managed a high quality financial model underpinning our growth. In keeping with his belief that younger people should get strategic opportunities early enough to shape this company, he has voluntarily given up his CFO position. As we continue to scale up, the major challenges for Infosys will be in the HRD and E&R areas. I am glad we have Mohan handling these critical functions. I welcome our new CFO, Balakrishnan, another extraordinary finance professional, who has been part of Mohan's team for many years. With his high intellect, passion and accomplishments, he is the right person to take over from Mohan."

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended - which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segm ent concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarters ended June 30, 2005, September 30, 2005 and December 31, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

INFOSYS TECHNOLOGIES LIMITED
		in Rs. crore
Balance Sheet as at	March 31, 2006	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	138	135
Reserves and surplus	6,759	5,107
	6,897	5,242
APPLICATION OF FUNDS

FIXED ASSETS
Original cost	2,837	2,183
Less: Accumulated depreciation	1,275	1,006
Net book value	1,562	1,177
Add: Capital work-in-progress	571	318
	2,133	1,495
INVESTMENTS	876	1,329
DEFERRED TAX ASSETS	56	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,518	1,253
Cash and bank balances	3,279	1,481
Loans and advances	1,252	996
	6,049	3,730
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	808	579
Provisions	1,409	767
NET CURRENT ASSETS	3,832	2,384
	6,897	5,242

NOTE:

The audited Balance Sheet as at March 31, 2006 has been taken on record at the board meeting held on April 14, 2006

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended March 31		Half year ended March 31		Year ended March 31
	2006	2005	2006	2005	2006	2005
Income from software services and products	2,493	1,900	4,891	3,699	9,028	6,860
Software development expenses	1,380	993	2,657	1,953	4,887	3,655
GROSS PROFIT	1,113	907	2,234	1,746	4,141	3,205

Selling and marketing expenses	126	100	255	202	499	392
General and administration expenses	183	144	343	269	653	488
	309	244	598	471	1,152	880
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND EXCEPTIONAL ITEM	804	663	1,636	1,275	2,989	2,325
Interest	-	-	-	-	-	-
Depreciation	134	93	243	162	409	268
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	670	570	1,393	1,113	2,580	2,057

Other income, net	70	33	69	79	144	127
Provision for investments	(1)	-	(1)	-	-	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	741	603	1,463	1,192	2,724	2,184
Provision for taxation	77	89	157	182	303	325
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM	664	514	1,306	1,010	2,421	1,859
Income from sale of investment in Yantra Corporation (net of taxes)	-	45	-	45	-	45
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM	664	559	1,306	1,055	2,421	1,904

Balance Brought Forward	2,983	1,260	2,341	764	1,428	71
Less: Residual dividend paid for fiscal 2004	-	-	-	-	-	3
Additional dividend tax	-	-	-	-	-	2
	2,983	1,260	2,341	764	1,428	66

AMOUNT AVAILABLE FOR APPROPRIATION	3,647	1,819	3,647	1,819	3,849	1,970
Dividend
Interim	-	-	-	-	177	134
Final	234	176	234	176	234	176
Silver Jubilee special dividend	827	-	827	-	827	-
Total dividend	1,061	176	1,061	176	1,238	310
Dividend tax	149	25	149	25	174	42
Amount transferred to general reserve	242	190	242	190	242	190
Balance in profit and loss account	2,195	1,428	2,195	1,428	2,195	1,428
	3,647	1,819	3,647	1,819	3,849	1,970
EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Before Exceptional Item
Basic	24.12	19.03	47.55	37.49	88.67	69.26
Diluted	23.50	18.46	46.28	36.36	86.20	67.46

After Exceptional Item
Basic	24.12	20.70	47.55	39.16	88.67	70.95
Diluted	23.50	20.08	46.28	37.98	86.20	69.10

Number of shares used in computing earnings per share
Basic	27,51,09,907	27,00,94,432	27,44,40,691	26,94,34,087	27,29,94,511	26,84,20,167
Diluted	28,23,17,293	27,83,96,419	28,19,73,111	27,77,77,028	28,08,28,310	27,55,83,544

NOTE:

The audited Profit and Loss Account for the quarter and half year ended March 31, 2006 has been taken on record at the board meeting held on April 14, 2006

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
	in Rs. crore
Consolidated Balance Sheet as at	March 31, 2006	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	138	135
Reserves and surplus	6,828	5,090
	6,966	5,225
MINORITY INTEREST	68	-
PREFERENCE SHARES ISSUED BY SUBSIDIARY	-	94
	7,034	5,319
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,983	2,287
Less: Accumulated depreciation and amortization	1,328	1,031
Net book value	1,655	1,256
Add: Capital work-in-progress	571	318
	2,226	1,574
INVESTMENTS	755	1,211
DEFERRED TAX ASSETS	65	45
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,608	1,322
Cash and bank balances	3,429	1,576
Loans and advances	1,297	1,024
	6,334	3,922
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	934	656
Provisions	1,412	777
NET CURRENT ASSETS	3,988	2,489
	7,034	5,319

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended March 31		Half year ended March 31		Year ended March 31
	2006	2005	2006	2005	2006	2005
Income from software services, products and business process management	2,624	1,987	5,156	3,864	9,521	7,130
Software development and business process management expenses	1,422	1,041	2,749	2,033	5,066	3,765
GROSS PROFIT	1,202	946	2,407	1,831	4,455	3,365

Selling and marketing expenses	152	117	310	234	600	461
General and administration expenses	217	163	403	312	764	569
	369	280	713	546	1,364	1,030
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM	833	666	1,694	1,285	3,091	2,335
Interest	-	-	-	-	-	-
Depreciation and amortization	144	100	261	174	437	287
OPERATING PROFIT BEFORE TAX, MINORITY INTERESTAND EXCEPTIONAL ITEM	689	566	1,433	1,111	2,654	2,048

Other income, net	72	32	67	79	139	124
Provision for investments	-	-	-	-	1	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM	761	598	1,500	1,190	2,792	2,172

Provision for taxation	81	85	164	179	313	326
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM	680	513	1,336	1,011	2,479	1,846

Income from sale of investment in Yantra Corporation (net of taxes)	-	45	-	45	-	45
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST	680	558	1,336	1,056	2,479	1,891
Minority interest	7	-	14	-	21	-
NET PROFIT AFTER TAX AND MINORITY INTEREST	673	558	1,322	1,056	2,458	1,891

Balance brought forward	2,998	1,248	2,349	750	1,415	71
Less: Residual dividend paid	-	-	-	-	-	2
Additional dividend tax	-	-	-	-	-	2
	2,998	1,248	2,349	750	1,415	67

AMOUNT AVAILABLE FOR APPROPRIATION	3,671	1,806	3,671	1,806	3,873	1,958
Dividend
Interim	-	-	-	-	177	134
Final	234	176	234	176	234	176
Silver Jubilee special dividend	827	-	827	-	827	-
Total dividend	1,061	176	1,061	176	1,238	310
Dividend tax	149	25	149	25	174	42
Amount Transferred to general reserve	242	190	242	190	242	191
Balance in Profit and Loss Account	2,219	1,415	2,219	1,415	2,219	1,415
	3,671	1,806	3,671	1,806	3,873	1,958
EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Before Exceptional Item
Basic	24.45	19.01	48.17	37.52	90.06	68.79
Diluted	23.84	18.44	46.88	36.39	87.55	67.00

After Exceptional Item
Basic	24.45	20.68	48.17	39.19	90.06	70.48
Diluted	23.84	20.07	46.88	38.02	87.55	68.64

Number of shares used in computing earnings per share
Basic	27,51,09,907	27,00,94,432	27,44,40,691	26,94,34,087	27,29,94,511	26,84,20,167
Diluted	28,23,17,293	27,83,96,419	28,19,73,111	27,77,77,028	28,08,28,310	27,55,83,544